FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 25, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 25, 2003                                          By: Simon Bicknell
                                                             ------------------
                                                                 Simon Bicknell
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe                        The Administrators of the GlaxoSmithKline
                                     Annual Investment Plan notified the Company and Mr Coombe on 23 April 2003 that he had increased his interest by 154 Ordinary
                                     Shares at a price of (pound)12.08 per share following the re-investment of the dividend paid to shareholders on 17 April 2003.




S M Bicknell
Company Secretary

23 April 2003

                              Directors' Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier          The  Administrators of the SmithKline Beecham Senior
                        Executive Bonus Investment Plan notified the Company and Dr Garnier on the 23 April 2003 that he had increased his interest by 376.942 Ordinary Share ADRs at an average price of $39.107 per share following the re-investment of the dividend paid to shareholders on the 17 April 2003.




SM Bicknell
Company Secretary

23 April 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


22 April 2003               Abacus(GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 1,476 Ordinary Shares in the Company at a price of (pound)12.25 per Ordinary Share on behalf of a participant of the Glaxo Wellcome 1999 Long
                            Term Incentive Plan.

                            Abacus (GSK) Trustees Limited, as trustee of the GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 1,411 Ordinary Shares in the Company to a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan.


The Company was advised of these transactions on 24 April 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

24 April 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


22 April 2003               Abacus (GSK) Trustees  Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 86,482 Ordinary Shares in the Company to participants of the SmithKline Beecham 1991
                            Share Option Plan.

23 April 2003               Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 25,584 Ordinary Shares in the Company to participants of the SmithKline Beecham 1989
                            Share Option Plan.


The Company was advised of these transactions on 24 April 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

24 April 2003

                              Director's Interest



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned Directors arising from the reinvestment of the dividend paid to Ordinary Share ADR holders on 17 April 2003 through the US Global BuyDirect Plan administered by The Bank of New York:


Mr D F McHenry        Beneficial interest in 0.3852 of an Ordinary Share ADR
                      purchased at a price of $39.3237 per ADR.

Mr J H McArthur       Beneficial interest in 50.7086  Ordinary  Share ADRs
                      purchased at a price of US$ 39.3237 per ADR.

The Directors and the Company were advised of this information on 24 April 2003.

S M Bicknell
Company Secretary

24 April 2003

        GLAXOSMITHKLINE plc - Notification of Major Interests in Shares

GlaxoSmithKline plc (the Company) has today received notification from Abacus Financial Services Group imited, in compliance with Part VI of the Companies Act 1985 (as amended), that with effect from 24 April 2003 it no longer holds a notifiable interest in the Company's Ordinary Shares of 25 pence each.




S M Bicknell
Company Secretary

24 April 2003